FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Press Release: Registration of first fungicide designed to fight resistant disease in European cereals

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux Médias – Medienmitteilung

Registration of first fungicide designed to fight resistant disease in European cereals

Basel, Switzerland, January 8, 2004

Syngenta announced today the registration in the UK of AMISTAR®Opti, the first fungicide designed to overcome what is becoming a significant resistant disease in European cereals.

AMISTAR®Opti is effective against all strains of this fungal disease, Septoria, which standard treatments do not fully control.

“AMISTAR®Opti effectively addresses an increasingly severe problem faced by our customers; it will further strengthen our leadership position in the European cereals market”, said John Atkin, Chief Operating Officer, Syngenta Crop Protection.

AMISTAR®Opti combines AMISTAR®, the broadest spectrum cereal fungicide, with another well-established fungicide BRAVO®. Extensive field trials have shown that AMISTAR®Opti is able to protect successfully against fungal attacks and to safeguard yield, particularly in areas with resistant Septoria strains.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US$6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: January 8, 2004	By:	/s/ Christoph Mäder

Name: Christoph Mäder Title: General Counsel

	By:	/s/ Daniel Michaelis

Name: Daniel Michaelis Title: Senior Corporate Counsel